HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.               ________          Email:  harttrinen@aol.com
Donald T. Trinen                                      Facsimile:  (303) 839-5414
                                 (303) 839-0061

                                February 26, 2007

Sonia G. Barros
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

      Re:   Tongji Healthcare Group, Inc.

Dear Ms. Barros:

      When drafting the MD&A section of the registration statement of Tongji Healthcare Group, Inc. ("the Company") we followed instruction 4 to paragraph 303(a) of Regulation S-K, which provides in part as follows:

      "Where the consolidated financial statements reveal material changes from year to year in one or more line items, the causes for the changes shall be described to the extent necessary to an understanding of the registrant's businesses as a whole;...Registrants need not recite the amounts of changes from year to year which are readily computable from the financial statements. The discussion shall not merely repeat numerical data contained in the consolidated financial statements".

      As a result, the MD&A's disclosure in the Company's registration statement:

     o Only address material changes in the line items of the Company's statement of operations;
     o Does not discuss year-to-year differences in terms of dollar amounts or percentages since this information can be calculated from the numerical data in the financial statements;

      As disclosed in the MD&A section, the Company does not have any material capital requirements and is generating net income as well as cash from its operations.

      The Company may require cash in connection with any future acquisitions. However, the amount of cash required will not be known until such time as the Company enters into a definitive agreement relating to an acquisition.



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      Should you have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                Very truly yours,

                                HART & TRINEN, L.L.P.


                                William T. Hart
WTH:tg